SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  February, 2005

NORSKE SKOG CANADA LIMITED

(Name of registrant)

16th Floor, 250 Howe Street
Vancouver,
British Columbia, Canada, V7Y 1J7

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F

Form 40-F   X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes

No    X

(If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).)

82-_______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORSKE SKOG CANADA LIMITED

By:

/s/ Valerie Seager_________________________
Name:   Valerie Seager
Title:      Corporate Secretary

Date:  February 1, 2005

EXHIBIT INDEX

Exhibit

Description of Exhibit

Page

1

News release dated February 1, 2005

-

2

Financial Statements dated February 1, 2005

-

3

Management's Discussion and Analysis dated February 1, 2005

-

EXHIBIT 1

February 1, 2005

Fourth quarter performance dampened by strength of Canadian dollar

Vancouver, BC - Performance improvements helped to counter the adverse effect of a rising Canadian dollar on sales. At the same time foreign exchange gains from the translation of U.S. denominated debt contributed to positive earnings for the second consecutive quarter.

The company surpassed its improvement target for the year adding another $33 million in savings in the fourth quarter to bring the total to $103 million against the 2004 target of $90 million. Nonetheless, the company was also forced to take steps in early December to indefinitely idle one machine effective February 4, 2005. This move was prompted by the ongoing strength of the Canadian dollar and sluggish demand for newsprint.

"We refuse to be distracted by the externalities we cannot control. Rather, we are sustaining and finding new efficiencies that not only address this year's brutal impact of currency volatility but that also strengthen our business for the long-term," said President and CEO Russell J. Horner.

Net earnings of $13.7 million ($0.06 per common share) were down compared to $28.0 million ($0.13 per common share) for the previous quarter. The company recorded $45.3 million in fourth quarter earnings before interest, taxes, depreciation and amortization (EBITDA). This was down from third quarter EBITDA of $56.3 million. An operating loss of $1.1 million on sales of $477.3 million was incurred this quarter, compared with operating earnings of $10.0 million on sales of $466.8 million for the previous quarter. Results in the fourth quarter included an after-tax foreign exchange gain from the translation of US$ debt of $25.7 million ($0.12 per common share), compared to an after-tax gain of $34.1 million ($0.16 per common share) for the previous quarter.

Tighter markets and price increases for specialty paper grades in the fourth quarter reflected the continued growth of the North American economy. Order books are full and price increases announced in the fall have been secured. Contract prices for directory are set and show modest gain for 2005, with higher spot market prices expected in the first quarter. Global pulp markets recovered as buyers in all markets began restocking inventories in the fourth quarter. Meanwhile, newsprint demand remained disappointing.

"We are continuing with our strategy to move up the value curve by optimizing our grade mix and differentiating our products," said Horner. "With expertise in lighter basis weight paper production, a four-year record of performance improvements and our machine flexibility, we are well-prepared to take advantage of evolving market conditions."

Comparing year-over-year results, a net loss of $28.6 million ($0.13 per common share) and an operating loss of $31.3 million on sales of $1,878.2 million was recorded for 2004. This compares with a net loss of $84.5 million ($0.41 per common share) and an operating loss of $111.6 million on sales of $1,820.5 million for 2003. The 2004 net loss included a $44.0 million ($0.21 per common share) after-tax foreign exchange gain on the translation of U.S. dollar debt, compared to an after-tax gain of $47.9 million ($0.23 per common share) for 2003.  The net loss in the previous year also included an after-tax $9.2 million ($0.04 per common share) asset write-down related to the rationalization of the Elk Falls pulp facility.  EBITDA for the current year was $152.8 million, up $74.5 million from $78.3 million for the previous year.

Looking ahead, the company continues to set an aggressive pace in performance improvements, and the 2005 target has been set at $80 million. In addition to seeking out additional energy and supply chain efficiencies, stronger cash flow will give the company latitude to expand capital spending on high return initiatives. Annual planned maintenance spending will mirror previous periods with the majority of work expected to be completed in the first half of the year.

NorskeCanada is a leading producer of groundwood printing papers in North America. The company also produces market kraft pulp. With five mills employing approximately 4,000 people at sites within 100 miles of each other on the south coast of British Columbia, NorskeCanada has a combined annual capacity of 2.5 million tonnes of product. Norske Skog Canada Limited common shares trade on the Toronto Stock Exchange under the ticker symbol NS. The company is headquartered in Vancouver, BC.

Russell J. Horner, President and CEO and Ralph Leverton, Vice President, Finance and CFO will hold a telephone conference with financial analysts and institutional investors on Wednesday, February 2,, 2005 at 11:00 a.m. EST, 8:00 a.m. PST  to present the company's fourth quarter results. Media and other interested people can hear the live broadcast by visiting the NorskeCanada website at www.norskecanada.com in the "Investor / Events and Presentations" section or enter http://w.on24.com/r.htm?e=10552&s=1&k=15B353DFA8170C533F79510C3074F688 in your web browser.

Forward-Looking Statements

Except for the historical information contained herein, the matters set forth in this report are forward-looking, including statements with respect to general economic conditions, assessment of market conditions, demand for products, pricing expectations, cash flow, anticipated saving and cost reductions, capacity and capital expenditures.  These forward looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

For more information:

Investors: Ralph Leverton

Media: Lyn Brown

Vice-President, Finance and CFO

Director, Corporate Affairs

604-654-4040

604-654-4212

EXHIBIT 2

NORSKE SKOG CANADA LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

For the three months and year ended December 31, 2004 and 2003

(unaudited)

NORSKE SKOG CANADA LIMITED
Consolidated Statements of Earnings and Retained Earnings	Three months ended December 31,		Year ended December 31,
Unaudited and in millions of Canadian dollars, except where otherwise stated	2004	2003	2004	2003
Sales (note 2)	$477.3	$460.8	$1,878.2	$1,820.5
Operating expenses
Cost of sales (note 2)	417.9	416.0	1,674.9	1,687.5
Selling, general and administrative	14.1	14.0	50.5	54.7
Amortization	46.4	47.2	184.1	189.9
	478.4	477.2	1,909.5	1,932.1
Operating earnings (loss)	(1.1)	(16.4)	(31.3)	(111.6)
Foreign exchange gain on translation of long-term debt	31.2	18.3	53.5	58.2
Loss on repayment of long-term debt	-	-	(5.2)	-
Write-down of property, plant and equipment	-	(14.2)	-	(14.2)
Other income (expense), net	(0.9)	(2.6)	1.2	(3.9)
Interest expense, net	(17.2)	(20.1)	(74.9)	(75.0)
Earnings (loss) before income taxes	12.0	(35.0)	(56.7)	(146.5)
Income tax expense (recovery)
Current	0.8	1.7	3.2	5.9
Future	(2.5)	(23.4)	(31.3)	(67.9)
	(1.7)	(21.7)	(28.1)	(62.0)
Net earnings (loss)	13.7	(13.3)	(28.6)	(84.5)
Retained earnings, beginning of period, restated (note 2)	110.7	168.9	153.0	240.1
Retained earnings, end of period	$124.4	$155.6	$124.4	$155.6
Basic and diluted earnings (loss) per share (in dollars)	$0.06	$(0.06)	$(0.13)	$(0.41)
Weighted average common shares outstanding (in millions)	214.6	208.8	214.6	206.6

NORSKE SKOG CANADA LIMITED
Consolidated Balance Sheets	As at December 31,
Unaudited and in millions of Canadian dollars	2004	2003
Assets
Current assets
Cash and cash equivalents	$26.0	$-
Accounts receivable	236.8	238.2
Inventories	258.1	235.9
Prepaids and other	24.6	21.9
	545.5	496.0
Property, plant and equipment	2,172.9	2,290.2
Other assets	27.5	30.2
	$2,745.9	$2,816.4
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$285.5	$267.3

Long-term debt (note 4)	823.6	845.8
Other long-term obligations	233.6	249.8
Future income taxes	332.9	363.3
Deferred credits	27.5	21.0
	1,703.1	1,747.2
Shareholders' equity
Share capital	913.6	913.6
Contributed surplus (note 2)	4.8	-
Retained earnings	124.4	155.6
	1,042.8	1,069.2
	$2,745.9	$2,816.4

On behalf of the Board

(signed) "Russell J. Horner"

(signed) "Thomas S. Chambers"

Director

Director

NORSKE SKOG CANADA LIMITED
Consolidated Statements of Cash Flows	Three months ended December 31,		Year ended December 31,
Unaudited and in millions of Canadian dollars	2004	2003	2004	2003
Cash flows provided (used) by
Operations
Net earnings (loss)	$13.7	$(13.3)	$(28.6)	$(84.5)
Items not requiring (providing) cash
Amortization	46.4	47.2	184.1	189.9
Future income taxes	(2.5)	(23.4)	(31.3)	(67.9)
Increase in other long-term obligations	5.6	0.9	23.5	17.5
Foreign exchange gain on translation of long-term debt	(31.2)	(18.3)	(53.5)	(58.2)
Loss on repayment of long-term debt	-	-	5.2	-
Write-down of property, plant and equipment	-	14.2	-	14.2
Other	2.5	3.6	(10.5)	(10.9)
	34.5	10.9	88.9	0.1

Changes in non-cash working capital
Accounts receivable	7.6	18.6	(18.1)	57.5
Inventories	(9.3)	(6.7)	(22.2)	10.2
Prepaids and other	8.9	11.1	(0.9)	2.6
Accounts payable and accrued liabilities	7.9	(10.6)	16.8	(47.9)
	15.1	12.4	(24.4)	22.4
Cash flows provided by operations	49.6	23.3	64.5	22.5
Investing
Acquisition of paper recycling business	-	(32.1)	-	(32.1)
Additions to property, plant and equipment	(20.0)	(14.0)	(68.0)	(81.4)
Proceeds from sale of property, plant and equipment	0.3	0.1	0.5	0.4
Proceeds from termination of interest rate swaps	-	-	-	15.9
Purchase price adjustment	-	-	26.6	-
Decrease (increase) in other assets	(0.4)	(0.1)	(0.9)	1.1
Cash flows used by investing activities	(20.1)	(46.1)	(41.8)	(96.1)
Financing
Issue of common shares, net of share issue costs	-	(0.1)	-	(0.1)
Increase (decrease) in revolving loan (note 4)	-	12.5	(12.5)	(105.7)
Issue of long-term debt (note 4)	-	-	333.1	212.7
Repayment of long-term debt (note 4)	-	-	(266.1)	-
Premium and expenses on repayment of long-term debt	-	-	(15.0)	-
Deferred financing costs	-	-	(6.2)	(5.6)
(Decrease) increase in other long-term obligations	(7.7)	0.2	(30.0)	(27.7)
Cash flows provided (used) by financing activities	(7.7)	12.6	3.3	73.6
Cash and cash equivalents, increase (decrease) during period	21.8	(10.2)	26.0	-
Cash and cash equivalents, beginning of period	4.2	10.2	-	-
Cash and cash equivalents, end of period	$26.0	$-	$26.0	$-
Supplemental information
Income taxes paid	$1.1	$0.5	$4.3	$7.1
Net interest paid	23.9	26.8	79.0	79.1
Common shares issued for acquisition of paper recycling business	-	29.1	-	29.1

NORSKE SKOG CANADA LIMITED
Consolidated Business Segments
Unaudited and in millions of Canadian dollars, except where otherwise stated	Specialties	Newsprint	Pulp	Total
Three months ended December 31, 2004
Sales [1] (note 2)	$258.0	$142.5	$76.8	$477.3
Amortization	25.1	12.2	9.1	46.4
Operating earnings (loss)	6.3	2.7	(10.1)	(1.1)
Additions to property, plant and equipment	7.9	4.8	7.3	20.0
Three months ended December 31, 2003
Sales [1] (note 2)	$253.8	$134.6	$72.4	$460.8
Amortization	24.2	15.5	7.5	47.2
Operating earnings (loss)	(6.0)	(9.8)	(0.6)	(16.4)
Additions to property, plant and equipment	4.4	3.2	6.4	14.0
Year ended December 31, 2004
Sales [1] (note 2)	$1,037.2	$553.1	$287.9	$1,878.2
Amortization	101.5	49.5	33.1	184.1
Operating earnings (loss)	1.9	(4.3)	(28.9)	(31.3)
Additions to property, plant and equipment	28.5	10.1	29.4	68.0
Year ended December 31, 2003
Sales [1] (note 2)	$1,002.7	$539.2	$278.6	$1,820.5
Amortization	98.5	61.7	29.7	189.9
Operating earnings (loss)	(32.5)	(56.6)	(22.5)	(111.6)
Additions to property, plant and equipment	28.1	25.6	27.7	81.4

[1]

Pulp sales are stated net of inter-segment pulp sales of $22.7 million for the three months ended December 31, 2004 ($38.3 million - three months ended December 31, 2003) and $127.2 million for the year ended December 31, 2004 ($171.5 million - year ended December 31, 2003).

NORSKE SKOG CANADA LIMITED
Notes to the Consolidated Financial Statements
Unaudited and in millions of Canadian dollars, except where otherwise stated
1. Basis of Presentation

The consolidated financial statements include the accounts of Norske Skog Canada Limited ("the Company" or
"NorskeCanada") and from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnership.  The Company's 50.0% proportionate share of Powell River Energy Inc. ("PREI"), a joint venture between Great Lakes Hydro Income Fund and the Company, is accounted for using the proportionate consolidation method.  All inter-company transactions and amounts have been eliminated on consolidation.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited annual consolidated financial statements except as described in note 2 below.  These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements, and therefore should be read in conjunction with the December 31, 2003, audited consolidated financial statements and the notes below.

2. Significant Accounting Policies
Generally Accepted Accounting Principles

Effective January 1, 2004, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") Handbook ("the Handbook") Section 1100, "Generally Accepted Accounting Principles" recommendations.  Among other recommendations, the section more clearly defines alternate sources of Canadian GAAP when a matter is not explicitly addressed by primary sources of Canadian GAAP.  Historically, the Company, consistent with other issuers in the forest industry, recorded distribution costs as a reduction from sales.  The Company now relies on the alternate source of Canadian GAAP and records distribution costs as operating expenses.  As a result, distribution costs have been reclassified from "Net sales" to "Cost of sales" which resulted in an increase in "Sales" and "Cost of sales" for the three months and year ended December 31, 2003 by $54.9 million and $229.3 million, respectively.  The application of Section 1100 had no impact on the Company's net earnings.

Stock-based Compensation

Effective January 1, 2004, the Company adopted the CICA amended recommendations of Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments".  These recommendations require the use of a fair-value based approach for the accounting of stock-based compensation awards granted to employees.  Under the fair-value based method, compensation cost is measured at fair value at the date of grant, and is expensed over the award's vesting period.  The standard has been applied retroactively without restatement of prior periods, and resulted in an adjustment of $2.6 million to the opening balance of retained earnings and contributed surplus of the current period to reflect the cumulative effect of applying the fair-value based method to all employee stock options granted on or after January 1, 2002.  For the three months and year ended December 31, 2004, the Company recorded $0.5 million and $2.2 million, respectively, as an expense for the stock-based compensation plan.  The pro forma disclosures with respect to the three months and year ended December 31, 2003 are provided in note 7 of these consolidated financial statements.

Impairment of Long-lived Assets

Effective January 1, 2004, the Company adopted the new CICA recommendations of Handbook Section 3063, "Impairment of Long-lived Assets".  These recommendations require an entity to recognize an impairment loss when an event or change in circumstances occurs that results in the carrying amount of a long-lived asset exceeding the sum of the undiscounted cash flows expected to result from its use and eventual disposition.  The impairment loss is measured as the amount by which the long-lived assets' carrying amount exceeds its fair value.  The adoption of this new standard had no impact on the consolidated financial statements for the three months and year ended December 31, 2004.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the new CICA recommendations of Handbook Section 3110, "Asset Retirement Obligations", with respect to recording the fair value of a liability for an asset retirement obligation in the period in which it is incurred, and a corresponding increase in the carrying amount of the related long-lived asset.  The adoption of this new standard had no material impact on the consolidated financial statements for the three months and year ended December 31, 2004.

NORSKE SKOG CANADA LIMITED
Notes to the Consolidated Financial Statements, continued
Unaudited and in millions of Canadian dollars, except where otherwise stated
Hedging Relationships and Accounting for Trading, Speculative, or Non-Derivative Financial Instruments

Effective January 1, 2004, the Company adopted the CICA's Accounting Guideline 13, "Hedging Relationships", on the requirements related to the identification, designation, documentation and effectiveness of hedging relationships.  The new standard has been applied on a prospective basis to all instruments existing on, or entered into after, January 1, 2004.

The Company also applied the accounting treatment prescribed by the CICA's Emerging Issues Committee ("EIC") 128, with respect to the accounting for trading, speculative or non-hedging derivative financial instruments.  Under EIC 128 derivative financial instruments for which hedge accounting is not applied are recorded on the balance sheet at fair value, with unrealized changes in fair value recorded in the Statement of Earnings.  Upon adoption, the Company discontinued hedge accounting for certain derivative instruments which were either no longer eligible for hedge accounting under the new guideline, or which the Company has elected not to formally designate as hedges.

Revenue Recognition

Effective January 1, 2004, the Company applied the accounting treatments of EIC-141, "Revenue Recognition", ("EIC-141"), EIC-142, "Revenue Arrangements with Multiple Deliverables", ("EIC-142") and EIC-143, "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts", ("EIC-143").  EIC-141 summarizes the principles set as interpretative guidance on the application of Handbook section 3400, "Revenue".  Specifically, EIC-141 presents the criteria that must be met before revenue can be recognized.  EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities for a given customer.  Finally, EIC-143 considers the issue of how revenue and costs from a separately priced extended warranty or product maintenance contract should be recognized.  The application of these accounting treatments had no impact on the consolidated financial statements for the three months and year ended December 31, 2004.

3. Segmented Information

The Company operates in three business segments:

Specialties

-

Manufacture and sale of groundwood specialty printing paper and kraft paper

Newsprint

-

Manufacture and sale of newsprint

Pulp

-

Manufacture and sale of long and short fibre pulps

The segments are managed separately, and all manufacturing facilities are located in Canada.  Inter-segment sales consist of pulp transfers at cost.

NORSKE SKOG CANADA LIMITED
Notes to the Consolidated Financial Statements, continued
Unaudited and in millions of Canadian dollars, except where otherwise stated
4. Long-term Debt
The Company's long-term debt, all of which matures beyond one year, at December 31 was as follows:

Recourse	2004	2003
Senior notes, 10% due March 2009 (US$200.0 million)	$-	$274.5
Senior notes, 8.625% due June 2011 (US$400.0 million)	485.1	521.2
Senior notes, 7.375% due March 2014 (US$250.0 million)	300.9	-
	786.0	795.7
Revolving operating facility of up to $350.0 million due July 2007 with interest based on Canadian Prime/BA rates or U.S. Base/LIBOR rates	-	12.5
	786.0	808.2
Non-recourse (PREI)
First mortgage bonds, 6.387% due July 2009	37.6	37.6
	$823.6	$845.8

On March 23, 2004, the Company issued, at par, US$250.0 million 7.375% senior notes due March 1, 2014 for cash proceeds of $333.1 million.  The net proceeds were used to redeem the 10% senior notes and for general corporate purposes.

Substantially all of the assets of the Company are pledged as security under the $350.0 million revolving operating facility (the "Facility").  Its availability is determined by a borrowing base, calculated based on accounts receivable and inventory balances, and includes covenants to maintain the funded debt/capitalization ratio below 60%, secured debt/capitalization ratio below 30% and shareholders' equity above $779.3 million as at December 31, 2004.  At December 31, 2004, the Facility was undrawn and after outstanding letters of credit of $22.6 million, $318.5 million was available to the Company.  An interest coverage covenant is applicable in certain circumstances if the Company incurs secured debt other than under the Facility.  As at December 31, 2004, no such debt has been incurred.

At December 31, 2004, the Company remained in compliance with the covenants under both its Facility and bond indentures.  The Company's Consolidated Fixed Charge Ratio of the bond indentures, calculated on a trailing twelve month basis, exceeded the 2.0:1 threshold as at December 31, 2004.  The Company's Consolidated Fixed Charge Ratio was below 2.0:1 in the previous quarter.  While not constituting a default, remaining below this threshold prohibited the issuance of additional debt that could be incurred outside of the existing Facility.

The Company continues to be subject to restrictions on paying dividends under its senior notes.  The restriction on certain payments, defined in the note indentures, is principally based on changes in shareholders' equity.  With the Company's accumulated losses since 2002, the Company is not currently permitted, under its 8.625% senior note indenture, to pay dividends.

5. Employee Future Benefits

The Company maintains pension benefit plans, which include defined benefit and defined contribution segments that are available to all salaried employees and to hourly employees not covered by union pension plans.  The Company also provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to eligible retired employees and their dependents.  For the three months and year ended December 31, 2004, the Company incurred a total post-retirement benefit cost of $10.4 million and $52.9 million, respectively (three months and year ended December 31, 2003 - $10.8 million and $51.3 million, respectively).

NORSKE SKOG CANADA LIMITED
Notes to the Consolidated Financial Statements, continued
Unaudited and in millions of Canadian dollars, except where otherwise stated

6.

Financial Instruments

Derivative Financial Instruments

The Company uses derivative financial instruments to reduce its exposure to foreign currency and price risk associated with its revenues, energy costs and long-term debt.  The Company also uses interest rate swaps to reduce its exposure to long-term fixed interest rates associated with its senior notes.

(a)

Revenue Risk Management Instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

Options
Purchased Options			Sold Options		Forward Contracts
						Average
		Average Rate		Average Rate	US$Million	Rate
Term	US$Millions	C$ / US$	US$Millions	C$ / US$	s	C$ / US$

As at December 31, 2004

0 to 12 months	$422	1.2902	$362	1.3588	$49	1.2798
13 to 24 months	56	1.2882	56	1.3693	-	-
	$478	1.2900	$418	1.3602	$49	1.2798

As at December 31, 2003

0 to 12 months	$324	1.4477	$142	1.5756	$56	1.5764
13 to 24 months	105	1.3647	54	1.4539	9	1.5269
	$429	1.4273	$196	1.5421	$65	1.5695

Foreign exchange translation gains and losses on the above instruments designated as hedges are recognized concurrently with the hedged revenue in "Sales".  At December 31, 2004, all of the above contracts are designated as hedging instruments, except for U.S. $138 million where the associated revenue has been recognized.  At period-end exchange rates, the net amount the Company would receive to settle the above contracts and options is $50.2 million, of which $14.2 million has been recognized and is included in "Sales" and "Prepaids and other".

At December 31, 2004, no price hedging instruments were outstanding in respect of pulp and paper products sold.

NORSKE SKOG CANADA LIMITED
Notes to the Consolidated Financial Statements, continued
Unaudited and in millions of Canadian dollars, except where otherwise stated

(b)	Cost Risk Management Instruments Oil and gas contracts outstanding were as follows:

	Oil Contracts		Gas Contracts
	Barrels	Average	Gigajoules	Average
	("bbls")	Rate	("Gj")	Rate
Term	(000's)	US$/bbl	(millions)	US$/Gj

As at December 31, 2004
0 to 12 months	125	$20.85	0.6	$5.58
13 to 36 months	80	32.34	-	-
	205	$25.33	0.6	$5.58

As at December 31, 2003
0 to 12 months	317	$23.24	1.6	$3.89
13 to 36 months	60	24.07	-	-
	377	$23.37	1.6	$3.89

The above instruments are not designated as hedging instruments for accounting purposes and are reported under "Prepaids and other" on the balance sheet at their fair value. Settlements and changes in fair value are recognized in "Cost of sales".  At period-end swap rates, the net amount the company would receive to settle these swaps is $3.8 million, of which $3.5 million has been recognized and is included in "Cost of sales" and "Prepaids and other".

(c)

Long-term Debt Risk Management Instruments

The Company has forward foreign exchange contracts to acquire U.S. dollars totalling US$115.5 million over a three-year period at rates averaging C$1.5753/US$.  These instruments are not designated as hedging instruments for accounting purposes, and are included in "Other long-term obligations" on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in "Foreign exchange gain on translation of long-term debt".  At period-end exchange rates, the net amount the Company would pay to settle these contracts is $41.7 million.

(d)

Interest Rate Swaps

The Company has entered into fixed-to-floating interest rate swaps on US$30 million, under which it will receive a fixed rate receipt of 7.375%, and pay a floating rate of U.S. six month LIBOR plus an average of 1.97%.  The swaps mature March 1, 2014, and are cancellable at the counterparties' option between March 1, 2009 and March 1, 2014 for premiums which mirror the call premiums on the 7.375% senior notes.  These instruments are designated as fair value hedging instruments, with settlement amounts recognized in interest expense, offsetting the interest expense otherwise incurred.  At period-end rates, the net amount the Company would receive to settle these contracts is $1.4 million.

7. Stock-based Compensation

The pro forma effect on net loss and net loss per common share if the fair value method had been used in the prior period to determine compensation cost for share options granted to directors, officers and employees was as follows:

	Three months ended	Year ended
	December 31, 2003
Net loss:
As reported	$(13.3)	$(84.5)
Pro forma	(13.8)	(86.5)
Net loss per common share (in dollars):
As reported	$(0.06)	$(0.41)
Pro forma	(0.07)	(0.42)

NORSKE SKOG CANADA LIMITED
Notes to the Consolidated Financial Statements, continued
Unaudited and in millions of Canadian dollars, except where otherwise stated
The fair-value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:
	2004	2003
Risk-free interest rate	4.5%	4.9%
Annual dividends per share	Nil	Nil
Expected stock price volatility	28.3%	27.3%
Expected option life (in years)	4.0	4.0
Average fair-value of options granted (in dollars)	$1.50	$1.73
8. Comparative Figures
Certain comparative figures have been reclassified to conform with the presentation adopted for the current period.

EXHIBIT 3

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three-month and twelve-month periods ended December 31, 2004, and December 31, 2003, and the three-month period ended September 30, 2004.

Throughout the discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and before other non-operating income and expenses.  EBITDA, as defined, equates to operating earnings (loss) plus depreciation and amortization.  As Canadian Generally Accepted Accounting Principles ("GAAP") do not define a method of calculating EBITDA, the measure as calculated by Norske Skog Canada Limited ("the Company") might not be comparable to similarly titled measures reported by other entities.  EBITDA is presented because the Company believes it is a useful indicator of a company's ability to meet debt service and capital expenditure requirements.  The Company also interprets EBITDA trends as an indicator of relative operating performance.  EBITDA should not be considered by an investor as an alternative to net earnings, an indicator of the financial performance of the Company, or an alternative to cash flows as a measure of liquidity.  Refer to the "Reconciliation of EBITDA to Net Earnings (Loss)" section for a reconciliation of this non-GAAP measure to net earnings (loss).

Except for the historical information contained herein, the matters set forth in this report are forward-looking.  These include, for example, statements with respect to general economic conditions in the U.S., Canada, and internationally, assessment of market conditions and demand for the Company's products, the outlook for inventories, production and pricing, performance improvements and cost savings, expected cash flows, completion of capital projects, and shifts in industry capacity.  These statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements.  Such statements reflect management's current views and are based on certain assumptions.  They are, by necessity, only estimates of future developments and actual developments may differ materially from these statements due to a number of factors. Investors are cautioned not to place undue reliance on these forward-looking statements.  No forward-looking statement is a guarantee of future results.

In accordance with industry practice, in this MD&A, the term "ton" or the symbol "ST" refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tonnes, and the term "tonne" or the symbol "MT" refers to a metric tonne.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, as are the term "dollars" and the symbols "$" and "CDN$".  The term "U.S. dollars" and the symbol "US$" refer to United States dollars.

This MD&A is dated February 1, 2005, which is the date of filing in conjunction with Company's press release announcing its results for the fourth quarter of 2004.  Disclosure contained in this document is current to that date, unless otherwise stated.

I

RESULTS OF OPERATIONS

In the fourth quarter of 2004, and for the second consecutive quarter, the Company achieved positive net earnings largely due to the foreign exchange gain on translation of U.S. dollar denominated debt.  In addition, higher paper prices and additional savings from the Company's 2004 performance improvement program contributed to the positive fourth quarter operating earnings.  These gains in operating earnings were partially offset by the adverse impact on revenue of a stronger Canadian dollar relative to the U.S. dollar and lower average transaction prices for the Company's pulp products.

The positive momentum of the North American economy was maintained in the quarter.  U.S. economic growth continued to be positive during the fourth quarter, albeit at a slower pace than the previous quarter.  For the most part, the strengthening economy translated into stronger printing and writing paper consumption, although Canadian producers are still struggling with the effects of rising energy costs and an appreciating Canadian dollar, which has increased nearly 7% since the end of 2003.

The markets for the Company's specialties products in the quarter were solid as strong demand enabled producers to secure price increases for both coated and uncoated grades.  Coated paper producers secured the previously announced US$60 per ton price increase by the end of the quarter.  Uncoated specialties markets remained tight, helped by reduced imports from Europe, enabling producers of machine-finished ("MF") hi-brite and soft-calendered grades to secure fall price increases.

U.S. consumption and offshore demand for newsprint failed to recover during the fourth quarter despite a year-to-date increase in advertising lineage of 1.3% to November 2004.  During the fourth quarter, the October 1 price increase announced in the third quarter settled at approximately US$30 per tonne.  The stronger Canadian dollar has prompted capacity closure announcements by several newsprint producers in the last few months including the Company's announced indefinite idling of 140,000 tonnes of newsprint capacity.

Global pulp market fundamentals began to improve early in the quarter assisted by inventory rebuilding by consumers.  Following three consecutive months of price erosion that ceased in October, pulp prices recovered later in the quarter with most producers securing price increases of US$30 per tonne.  Lower prices and a robust Canadian dollar have increased pressure on Canadian pulp mills and have led to several announced mill closures over recent months.

The Company successfully concluded its 2004 performance improvement program, exceeding the $90 million target by $13 million.  Additional realized savings of $33 million were delivered during the fourth quarter of 2004 bringing the year-to-date improvements to $103 million.  The improvements were primarily a result of fibre optimization, the reduction of higher cost kraft pulp in paper furnish, grade mix optimization, lower energy consumption, and higher productivity.

During the quarter, the Company announced plans to indefinitely idle its Port Alberni No.3 paper machine in February 2005. This action is in response to the prolonged strength of the Canadian dollar.  Curtailment of this machine will displace 140,000 tonnes per year of newsprint, and is not expected to adversely impact the Company's earnings in 2005.  An estimated 200 employees will be affected by the curtailment of this machine and related restructuring costs of approximately $2 million are included in fourth quarter results.  Approximately $4.4 million in additional costs are expected in the first quarter of 2005.

1.

Consolidated

Summary of Financial Results (In millions of Canadian dollars, except where otherwise stated)
	2003					2004
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL
Sales[1]	$445.5	$440.5	$473.7	$460.8	$1,820.5	$454.5	$479.6	$466.8	$477.3	$1,878.2
Operating earnings (loss)	(35.5)	(38.4)	(21.3)	(16.4)	(111.6)	(37.6)	(2.6)	10.0	(1.1)	(31.3)
EBITDA [1,2]	11.8	9.6	26.1	30.8	78.3	7.4	43.8	56.3	45.3	152.8
Net earnings (loss)	(24.8)	(18.3)	(28.1)	(13.3)	(84.5)	(46.3)	(24.0)	28.0	13.7	(28.6)
EBITDA margin [2,3]	2.6%	2.2%	5.5%	6.7%	4.3%	1.6%	9.1%	12.1%	9.5%	8.1%
Net earnings (loss) per share - basic and diluted	$(0.12)	$(0.09)	$(0.14)	$(0.06)	$(0.41)	$(0.22)	$(0.11)	$0.13	$0.06	$(0.13)
Sales (000 tonnes)
Specialties	261.7	266.8	282.9	273.3	1,084.7	274.6	271.6	289.8	279.5	1,115.5
Newsprint	195.6	195.4	188.1	189.6	768.7	200.9	193.2	169.3	191.3	754.7
Total paper	457.3	462.2	471.0	462.9	1,853.4	475.5	464.8	459.1	470.8	1,870.2
Pulp	103.9	89.9	120.2	107.3	421.3	80.2	104.2	99.4	121.7	405.5
Total sales	561.2	552.1	591.2	570.2	2,274.7	555.7	569.0	558.5	592.5	2,275.7
Production (000 tonnes)
Specialties	260.9	277.1	273.5	263.8	1,075.3	280.1	265.0	298.7	279.3	1,123.1
Newsprint	199.6	186.2	188.2	200.8	774.8	197.6	185.0	176.8	198.4	757.8
Total paper	460.5	463.3	461.7	464.6	1,850.1	477.7	450.0	475.5	477.7	1,880.9
Pulp	99.0	93.7	114.8	111.3	418.8	70.2	112.6	116.8	121.3	420.9
Total production	559.5	557.0	576.5	575.9	2,268.9	547.9	562.6	592.3	599.0	2,301.8
Effective foreign exchange rate C$/US$ [4]	1.504	1.452	1.449	1.410	1.454	1.400	1.395	1.350	1.295	1.359
Average spot foreign exchange rate C$/US$ [5]	1.510	1.398	1.380	1.316	1.402	1.318	1.359	1.308	1.220	1.302
Period-end spot foreign exchange rate C$/US$ [6]	1.469	1.355	1.350	1.292	1.292	1.311	1.340	1.264	1.204	1.204
Common shares (millions):
At period end	205.9	205.9	205.9	214.6	214.6	214.6	214.6	214.6	214.6	214.6
Weighted average	205.9	205.9	205.9	208.8	206.6	214.6	214.6	214.6	214.6	214.6

1

Comparative figures have been restated to reflect the reclassification of distribution costs.

2

EBITDA is a non-GAAP measure.  Refer to section IX "Reconciliation of EBITDA to net earnings (loss)" for further details.

3.

EBITDA margin is defined as EBITDA as a percentage of sales.

4.

Effective foreign exchange rate represents a blended rate which takes account of the applicable spot rates and the Company's revenue hedging program in the period.

5.

Average spot foreign exchange rate is the average Bank of Canada noon spot rate over the reporting period.

6.

Period-end spot foreign exchange rate is the Bank of Canada noon spot rate.

(a)

Three Months ended December 31, 2004 compared to Three Months ended
September 30, 2004

The Company recorded net earnings of $13.7 million ($0.06 per common share) and an operating loss of $1.1 million on sales of $477.3 million in the current quarter, compared to net earnings of $28.0 million ($0.13 per common share) and operating earnings of $10.0 million on sales of $466.8 million for the previous quarter.  The current quarter's results included an after-tax foreign exchange gain arising from the translation of U.S. dollar debt of $25.7 million ($0.12 per common share), compared to an after-tax gain of $34.1 million ($0.16 per common share) for the previous quarter.  EBITDA for the current quarter totalled $45.3 million, down $11.0 million from $56.3 million in the previous quarter.

The $11.0 million reduction in EBITDA from the previous quarter was primarily attributed to the adverse impact of the stronger Canadian dollar, and softening pulp prices.  Higher transaction prices for paper grades, lower planned maintenance spending, and lower market fibre costs partially offset these unfavourable factors.

The following table reconciles Q3, 2004 EBITDA to Q4, 2004 EBITDA:

($millions)
Q3 2004 EBITDA	$56.3
Impact of stronger Canadian dollar on revenues	(15.9)
Weaker pulp pricing	(8.0)
Improved paper prices	4.3
Lower planned maintenance spending	2.0
Decreased fibre costs	8.6
Restructuring costs	(2.3)
Other, net	0.3
Q4 2004 EBITDA	$45.3

(b)

Three Months ended December 31, 2004 compared to Three Months ended
December 31, 2003

The Company recorded net earnings of $13.7 million ($0.06 per common share) and an operating loss of $1.1 million on sales of $477.3 million in the current quarter, compared to a net loss of $13.3 million ($0.06 per common share) and an operating loss of $16.4 million on sales of $460.8 million for the same quarter last year. The current quarter net earnings included an after-tax foreign exchange gain on translation of U.S. dollar debt of $25.7 million ($0.12 per common share), compared to an after-tax gain of $15.0 million ($0.07 per common share) for the same quarter last year.  The net loss in the previous year also included an after-tax write down of fixed assets of $9.2 million ($0.04 per common share), related to the rationalization of the Company's Elk Falls pulp production facility.  EBITDA was $45.3 million for the current quarter, $14.5 million higher than the same quarter last year.

The current quarter's $14.5 million EBITDA improvement was attributable to higher transaction prices and additional cost savings arising from performance improvement initiatives.  These gains were partially offset by the adverse impact of the strengthening Canadian dollar and, to a lesser extent, higher inflationary costs such as labour and energy.

The following table reconciles Q4, 2003 EBITDA to Q4, 2004 EBITDA:

($millions)
Q4 2003 EBITDA	$30.8
Improved transaction prices, primarily paper	30.9
Performance improvement program	26.9
Impact of stronger Canadian dollar on revenues	(34.5)
Inflation	(8.0)
Other, net	(0.8)
Q4 2004 EBITDA	$45.3

(c)

Twelve Months ended December 31, 2004 compared to Twelve Months ended
December 31, 2003

The Company recorded a net loss of $28.6 million ($0.13 per common share) and an operating loss of $31.3 million on sales of $1,878.2 million for the current year, compared to a net loss of $84.5 million ($0.41 per common share) and an operating loss of $111.6 million on sales of $1,820.5 million for the previous year.  The net loss for the current period included a $44.0 million ($0.21 per common share) after-tax foreign exchange gain on the translation of U.S. dollar debt, compared to an after-tax gain of $47.9 million ($0.23 per common share) for the previous year.  The net loss in the previous year also included an after-tax write down of fixed assets of $9.2 million ($0.04 per common share), related to the rationalization of the Company's Elk Falls pulp production facility.  EBITDA for the current period totalled $152.8 million, up $74.5 million from $78.3 million for the previous year.

The $74.5 million improvement in EBITDA reflected higher transaction prices across all paper and pulp grades, coupled with further performance improvements.  These gains were largely offset by the impact of the strengthening Canadian dollar.  In addition, the gains were also partially offset by the impact of higher inflationary costs such as energy and labour, costs associated with the Elk Falls recovery boiler upgrade, and restructuring costs.

The following table reconciles 2003 EBITDA to 2004 EBITDA:

($millions)
2003 EBITDA	$78.3
Improved paper prices	115.0
Improved pulp prices	43.0
Performance improvement program	103.0
Impact of stronger Canadian dollar on revenues	(107.0)
Inflation	(60.0)
Restructuring costs	(5.4)
Other, primarily one-time Elk Falls rationalization costs	(14.1)
2004 EBITDA	$152.8

2.

Specialties

Summary of Financial Results (In millions of Canadian dollars, except where otherwise stated)
	2003					2004
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL
Sales[1]	$244.5	$244.5	$259.9	$253.8	$1,002.7	$255.3	$253.8	$270.1	$258.0	$1,037.2
EBITDA	14.4	15.7	17.7	18.2	66.0	25.0	16.0	31.0	31.4	103.4
Operating earnings (loss)	(10.0)	(9.8)	(6.7)	(6.0)	(32.5)	(0.1)	(8.8)	4.5	6.3	1.9
EBITDA margin[1]	5.9%	6.4%	6.8%	7.2%	6.6%	9.8%	6.3%	11.5%	12.2%	10.0%
Sales (000 tonnes)	261.7	266.8	282.9	273.3	1,084.7	274.6	271.6	289.8	279.5	1,115.5
Production (000 tonnes)	260.9	277.1	273.5	263.8	1,075.3	280.1	265.0	298.7	279.3	1,123.1
Average sales revenue per tonne[1]	$934	$916	$918	$929	$924	$930	$934	$932	$923	$930
Average cash costs per tonne[1,2]	879	858	856	862	864	839	874	825	811	837
SC-A, 35 lb. (US$/ton) [3]	655	660	690	695	675	695	695	730	730	713
LWC paper, No.5, 40 lb. average East Coast delivery (US$/ton) [3]	670	693	695	695	688	695	695	737	775	726
Telephone directory paper, 22.1 lb. (US$/ton) [3]	650	655	655	655	654	650	650	650	650	650

1

Comparative figures have been restated to reflect the reclassification of distribution costs.

2

Average cash costs per tonne for these purposes consist of cost of sales and selling, general, and administrative ("SG&A") costs.

3

Benchmark prices are sourced from Resource Information Systems, Inc. ("RISI").

Coated paper demand eased slightly from its seasonal peak but remains very strong, reflecting continued growth in the magazine and catalogue sectors.  North American coated mechanical paper demand increased 8.3% to November 2004.  During the fourth quarter, producers secured the US$60 per ton price increase announced in the third quarter. This represents the second consecutive quarterly price increase realized by producers.  Compared to the same period a year ago, average benchmark prices for lightweight coated paper were up approximately US$80 per ton, or 11.5%.

U.S. demand and shipments for uncoated paper continued to record strong gains during the quarter.  The market has been further tightened as a result of reduced imports from Europe and higher prices in competing grades, with demand very strong for super hi-brite grades, in particular.  The continued growth in retail inserts and flyers assisted producers in securing fall price increases for MF hi-brite and soft-calendered grades.  Compared to the same quarter a year ago, average soft-calendered and MF hi-brite paper prices in the current quarter were up between US$60 and US$80 per ton and whitetop linerboard prices were up approximately US$78 per tonne.  Directory contract prices remained relatively unchanged over the comparable periods.

(a)

Three Months ended December 31, 2004 compared to Three Months ended
September 30, 2004

The specialties business recorded operating earnings of $6.3 million on sales of $258.0 million in the current quarter, compared to operating earnings of $4.5 million on sales of $270.1 million in the previous quarter. EBITDA of $31.4 million in the current quarter was $0.4 million higher than the $31.0 million recorded in the previous quarter.

Sales volumes of 279,500 tonnes in the current quarter decreased 10,300 tonnes, or 3.6%, from the previous quarter reflecting a seasonal reduction in directory shipments.

Average sales revenue in the current quarter of $923 per tonne decreased $9 per tonne compared to the previous quarter as price gains across most specialty grades and a higher-value sales mix were more than offset by the negative impact of the stronger Canadian dollar.

Average cash costs in the current quarter were $811 per tonne, an improvement of $14 per tonne from the previous quarter.  Lower internal kraft transfer prices and reduced fibre prices were the primary drivers of this improvement.  These positive factors were partially offset by increased energy and labour costs and higher planned maintenance spending.

(b)

Three Months ended December 31, 2004 compared to Three Months ended
December 31, 2003

The specialties business recorded current quarter operating earnings of $6.3 million on sales of $258.0 million, compared to an operating loss of $6.0 million on sales of $253.8 million for the same quarter last year.  EBITDA of $31.4 million for the current quarter was $13.2 million higher than the $18.2 million recorded in the same quarter last year.

Sales volume of 279,500 tonnes in the current quarter increased 6,200 tonnes, or 2.3%, from the same quarter last year, reflecting stronger demand, particularly for most uncoated speciality grades.

Average sales revenue in the current quarter of $923 per tonne decreased $6 per tonne compared to the same quarter last year as higher transaction prices across all specialty paper grades and, to a lesser extent, a higher-value sales mix, were more than offset by the adverse impact of the stronger Canadian dollar.

Average cash costs in the current quarter were $811 per tonne, an improvement of $51 per tonne compared to the same quarter last year.  Savings from performance improvements and lower furnish costs were the primary drivers of the lower costs and more than offset the impact of higher planned maintenance spending and increased energy costs.

(c)

Twelve Months ended December 31, 2004 compared to Twelve Months ended
December 31, 2003

The specialties business recorded operating earnings of $1.9 million on sales of $1,037.2 million for the current year, compared to an operating loss of $32.5 million on sales of $1,002.7 million for the previous year.  EBITDA of $103.4 million for the current year was $37.4 million higher than the $66.0 million recorded for the previous year.

Sales volume of 1,115,500 tonnes in the current year increased 30,800 tonnes, or 2.8%, compared to the previous year, largely reflecting stronger market conditions and a shift to specialty grades from newsprint.

Average sales revenue in the current year of $930 per tonne increased $6 per tonne compared to the previous year.  Higher transaction prices for all specialty paper grades, and, to a lesser extent, a higher-value sales mix more than offset the adverse impact of the strengthening Canadian dollar.

Average cash costs in the current year were $837 per tonne, an improvement of $27 per tonne compared to the previous year.  Savings from performance improvements were the primary drivers of the lower costs. These savings were partially offset by the impact of increased energy and restructuring costs.

3.

Newsprint

Summary of Financial Results (In millions of Canadian dollars, except where otherwise stated)
	2003					2004
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL
Sales[1]	$135.1	$133.7	$135.8	$134.6	$539.2	$142.6	$143.0	$125.0	$142.5	$553.1
EBITDA	(2.7)	(1.4)	3.5	5.7	5.1	7.9	10.6	11.8	14.9	45.2
Operating earnings (loss)	(18.5)	(16.7)	(11.6)	(9.8)	(56.6)	(5.2)	(2.1)	0.3	2.7	(4.3)
EBITDA margin[1]	(2.0)%	(1.0)%	2.6%	4.2%	0.9%	5.5%	7.4%	9.4%	10.5%	8.2%
Sales (000 tonnes)	195.6	195.4	188.1	189.6	768.7	200.9	193.2	169.3	191.3	754.7
Production (000 tonnes)	199.6	186.2	188.2	200.8	774.8	197.6	185.0	176.8	198.4	757.8
Average sales revenue per tonne[1]	$691	$684	$722	$710	$701	$710	$740	$738	$745	$733
Average cash costs per tonne [1,2]	705	691	703	680	695	670	685	668	666	673
Newsprint 48.8 gsm, West Coast delivery (US$ per tonne) [3]	470	495	495	512	493	520	545	547	567	544

1

Comparative figures have been restated to reflect the reclassification of distribution costs.

2

Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.

3

Benchmark prices are sourced from RISI.

Fourth quarter newsprint consumption remained sluggish, however, operating rates remained high as a result of continued idled capacity and machine conversions. Total U.S. consumption declined 1.7% year over year.  Tighter publisher inventories and pressures stemming from the strong Canadian dollar have assisted producers in implementing US$30 per tonne of the fall price increase announced in the previous quarter.  Compared to the same period a year ago, average newsprint benchmark prices in the fourth quarter were up by approximately US$55 per tonne, or 10.7%.

(a)

Three Months ended December 31, 2004 compared to Three Months ended
September 30, 2004

The newsprint business recorded operating earnings of $2.7 million on sales of $142.5 million in the current quarter, compared to operating earnings of $0.3 million on sales of $125.0 million in the previous quarter. EBITDA for the current quarter was $14.9 million, a $3.1 million increase from $11.8 million recorded in the previous quarter.

Sales volume of 191,300 tonnes in the current quarter increased 22,000 tonnes, or 13.0%, from the previous quarter, primarily reflecting the anticipated seasonal pickup in shipments.

Average sales revenue in the current quarter of $745 per tonne was $7 per tonne higher than the previous quarter as higher transaction prices more than offset the strengthening Canadian dollar.

Average cash costs in the current quarter of $666 per tonne were in line with the previous quarter.  Lower fibre pricing and reduced maintenance spending were offset by restructuring charges and increased energy and chemical costs.

(b)

Three Months ended December 31, 2004 compared to Three Months ended
December 31, 2003

The newsprint business recorded operating earnings of $2.7 million on sales of $142.5 million for the current quarter, compared to an operating loss of $9.8 million on sales of $134.6 million for the same quarter last year. Current quarter EBITDA of $14.9 million was up $9.2 million from EBITDA of $5.7 million recorded for the same quarter last year.

Sales volume of 191,300 tonnes in the current quarter increased 1,700 tonnes, or 0.9%, from the same quarter last year.

Average sales revenue in the current quarter of $745 per tonne increased $35 per tonne from the same quarter last year.  Higher transaction prices and, to a lesser extent, a higher-value sales mix, more than offset the adverse impact of the strengthening Canadian dollar.

Average cash costs in the current quarter were $666 per tonne, an improvement of $14 per tonne from the same quarter last year.  Savings realized from performance improvement initiatives, reduced fibre pricing, and lower internal kraft transfer prices were partially offset by increased restructuring, distribution, chemical, and, to a lesser extent, energy costs.

(c)

Twelve Months ended December 31, 2004 compared to Twelve Months ended
December 31, 2003

The newsprint business recorded an operating loss of $4.3 million on sales of $553.1 million for the current year. This was a significant improvement over the previous year when the business recorded an operating loss of $56.6 million on sales of $539.2 million. EBITDA of $45.2 million for the current year improved $40.1 million from EBITDA of $5.1 million for the previous year.

Newsprint sales volume of 754,700 tonnes in the current year decreased 14,000 tonnes, or 1.8%, from the previous year, primarily reflecting the Company's long term growth in specialty grades.

Average sales revenue in the current year of $733 per tonne increased $32 per tonne from the previous year. Higher average transaction prices and, to a lesser extent, a higher-value sales mix were partially offset by the adverse effect of the strengthening Canadian dollar.

Average newsprint cash costs in the current year were $673 per tonne, an improvement of $22 per tonne, compared to the previous year.  The savings realized from performance improvement initiatives and lower maintenance spending were partially offset by higher energy prices.

4.

Pulp

Summary of Financial Results (In millions of Canadian dollars, except where otherwise stated)
	2003					2004
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL
Sales[1]	$65.9	$62.3	$78.0	$72.4	$278.6	$56.6	$82.8	$71.7	$76.8	$287.9
EBITDA	0.1	(4.7)	4.9	6.9	7.2	(25.5)	17.2	13.5	(1.0)	4.2
Operating earnings (loss)	(7.0)	(11.9)	(3.0)	(0.6)	(22.5)	(32.3)	8.3	5.2	(10.1)	(28.9)
EBITDA margin [1]	0.2%	(7.5)%	6.3%	9.5%	2.6%	(45.1)%	20.8%	18.8%	(1.3)%	1.5%
Sales (000 tonnes)	103.9	89.9	120.2	107.3	421.3	80.2	104.2	99.4	121.7	405.5
Production (000 tonnes)	99.0	93.7	114.8	111.3	418.8	70.2	112.6	116.8	121.3	420.9
Average sales revenue per tonne[1]	$634	$692	$649	$675	$661	$707	$794	$721	$631	$710
Average cash costs per tonne[1,2]	633	745	607	610	644	1,025	630	586	639	699
NBSK pulp, Northern Europe delivery (US$ per tonne) [3]	480	550	518	552	525	590	647	633	602	618

1

Comparative figures have been restated to reflect the reclassification of distribution costs.

2

Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.

3

Benchmark prices are sourced from RISI.

Pulp markets began to recover midway through the fourth quarter following the seasonal summer weakness in demand and a pullback in purchasing by Chinese buyers in the third quarter.  A pickup in Chinese shipments and improving demand in Europe and the U.S. largely accounted for the tightening market conditions.  Price increases were revived late in the quarter after bottoming in October with the successful implementation of a US$30 per tonne price increase.  Comparatively, prices remain relatively strong with average Northern Bleached Softwood Kraft ("NBSK") benchmark prices up close to US$50 per tonne versus the same period a year ago and up $93 per tonne year over year.

(a)

Three Months ended December 31, 2004 compared to Three Months ended September 30, 2004

The pulp business recorded an operating loss of $10.1 million on sales of $76.8 million in the current quarter, compared to operating earnings of $5.2 million on sales of $71.7 million in the previous quarter.  Negative EBITDA of $1.0 million in the current quarter was down $14.5 million from EBITDA of $13.5 million in the previous quarter.

Sales volume of 121,700 tonnes in the current quarter increased 22,300 tonnes, or 22.4%, from the previous quarter, reflecting a pickup in demand.

Average sales revenue in the current quarter of $631 per tonne decreased $90 per tonne from the previous quarter, reflecting the temporary price erosion in the pulp markets early in the quarter, the adverse impact of the strengthening Canadian dollar, and, to a lesser extent, a lower-value sales mix.

Average cash costs in the current quarter were $639 per tonne, an increase of $53 per tonne from the previous quarter.  The cost increase primarily reflected lower recoveries from the paper division, lower net realizable values on inventory volumes, as well as higher energy and chemical costs.  Lower fibre costs and reduced maintenance spending partially offset these factors.

(b)

Three Months ended December 31, 2004 compared to Three Months ended
December 31, 2003

The pulp business recorded an operating loss of $10.1 million on sales of $76.8 million for the current quarter. This compares to the same quarter last year when the business recorded an operating loss of $0.6 million on sales of $72.4 million.  Negative EBITDA of $1.0 million for the current quarter was $7.9 million lower than EBITDA of $6.9 million for the same quarter last year.

Sales volume of 121,700 tonnes in the current quarter increased 14,400 tonnes, or 13.4%, from the same quarter last year, primarily reflecting stronger market conditions.

Average sales revenue in the current quarter of $631 per tonne decreased $44 per tonne from the same quarter last year, with the adverse impact of the strengthening Canadian dollar, and, to a lesser extent, a lower-value sales mix, more than offsetting higher transaction prices.

Average cash costs in the current quarter were $639 per tonne, an increase of $29 per tonne from the same quarter last year, due primarily to lower recoveries from the paper division. Performance improvement initiatives coupled with reduced fibre pricing and energy costs partially offset these higher costs.

(c)

Twelve Months ended December 31, 2004 compared to Twelve Months ended
December 31, 2003

The pulp business recorded an operating loss of $28.9 million on sales of $287.9 million for the current year, compared to the previous year when the business recorded an operating loss of $22.5 million on sales of $278.6 million.  EBITDA of $4.2 million for the current year was $3.0 million lower than EBITDA of $7.2 million for the previous year.

Pulp sales volume of 405,500 tonnes in the current year decreased 15,800 tonnes, or 3.8%, from the previous year.  The reduction reflected higher downtime arising from the planned recovery boiler upgrade at Elk Falls earlier in the year and was partially offset by lower internal usage of kraft pulp in paper manufacturing.

Average sales revenue in the current year of $710 per tonne increased $49 per tonne over the previous year due to higher average transaction prices.  These were partially offset by the adverse impact of the strengthening Canadian dollar.

Average cash costs in the current year were $699 per tonne, an increase of $55 per tonne compared to the previous year, primarily as a result of the scheduled Elk Falls recovery boiler upgrade in the first quarter of this year. Savings from performance improvement initiatives partially offset these higher costs.

II

FINANCIAL POSITION AND LIQUIDITY

Summary of Financial Results (In millions of Canadian dollars, except where otherwise stated)
	2003					2004
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL
Cash provided (used) by operations (before changes in non-cash working capital)	$(8.2)	$(14.7)	$12.1	$10.9	$0.1	$(3.0)	$24.2	$33.2	$34.5	$88.9
Changes in non-cash working capital	(20.8)	31.5	(0.7)	12.4	22.4	30.1	(16.5)	(53.1)	15.1	(24.4)
Cash provided (used) by operations (after changes in non-cash working capital)	$(29.0)	$16.8	$11.4	$23.3	$22.5	$27.1	$7.7	$(19.9)	$49.6	$64.5
Purchase price recovery	-	-	-	-	-	-	-	26.6	-	26.6
Acquisition of paper recycling business	-	-	-	(32.1)	(32.1)	-	-	-	-	-
Capital spending	13.8	27.6	26.0	14.0	81.4	21.8	16.1	10.1	20.0	68.0
Capital spending as % of amortization	29%	58%	55%	30%	43%	48%	35%	22%	43%	37%
Total debt to total capitalization (1) (2)	44%	45%	45%	44%	44%	47%	48%	46%	44%	44%
Net debt to net capitalization (3) (4)	44%	44%	45%	44%	44%	46%	47%	46%	43%	43%

1

Total debt is comprised of long-term debt, including current portion.

2

Total capitalization is comprised of total debt and shareholders' equity.

3

Net debt is comprised of total debt less cash on hand.

4

Net capitalization is comprised of net debt and shareholders' equity.

The Company's working capital financing consists of internally generated funds and a revolving operating facility.  The variable rate revolving operating facility is secured against substantially all of the assets of the Company.  The Company's principal cash requirements are for working capital, capital expenditures, and interest payments on debt.  Cash flows are funded almost entirely through operations and where necessary, through the revolving operating facility.  If necessary, liquidity requirements may be funded through the issuance of debt, equity, or both. Access to current and alternative sources of financing at competitive cost is dependent upon the Company's credit ratings and capital market conditions.  The Company believes that the cash flow from operations and the revolving operating facility will be sufficient to meet the Company's anticipated capital expenditure and debt repayment obligations in the near and immediate term.

1.

Changes in Financial Position

Operating activities

Cash flow provided by operating activities in the current quarter was $49.6 million, an increase of $69.5 million from the previous quarter and $26.3 million from the same quarter last year.  The increase of $69.5 million from the previous quarter was due to lower working capital requirements in the current quarter, primarily due to the absence of the prior quarter's payment of annual property taxes and insurance and the period over period movement in inventories.   The operating cash flow increase of $26.3 million from the same quarter last year was mainly due to the improvement in EBITDA.

Investing activities

Capital spending for the current quarter totalled $20.0 million, compared to $10.1 million in the previous quarter, and $14.0 million in the same quarter last year.  In addition to various small capital projects, the current quarter's spending was comprised of the majority of the work required to complete a $2.2 million pulp press installation at the Crofton division.  The installation will enable the Company to increase its production of higher-valued market pulp.  The Company expects to spend approximately $120 million on capital projects in 2005.

Cash flow used by investing activities in the current quarter totalled $20.1 million, a decrease of $36.0 million from the previous quarter, and an increase of $26.0 million from the same quarter last year.  The receipt of $26.6 million from a related party for a purchase price adjustment in the previous quarter is the primary driver of the cash flow decrease from the third quarter.  The $26.0 million increase in cash flows from the same quarter last year primarily relates to the acquisition of the recycling facility in December 2003 for $32.1 million.

Financing activities

Cash flow used for financing activities was $7.7 million in the current quarter, in line with the previous quarter, and a decrease of $20.3 million from the same quarter last year.  The decrease from last year reflects the improved cash flows from operating and investing activities and the reduced need to draw on the revolving operating facility.

2.

Liquidity

Debt

At December 31, 2004, the Company's $350.0 million revolving operating facility was undrawn.  After outstanding letters of credit of $22.6 million, $318.5 million was available to the Company.  Net debt to net capitalization as at December 31, 2004, was 43%, compared to 46% as at September 30, 2004.

In December, Standard and Poor's (S&P) lowered its long-term corporate credit and senior unsecured ratings to BB- from BB and its senior secured rating to BB from BB+, and confirmed the outlook as negative.  The rapid appreciation of the Canadian dollar as well as continued energy pressures were factors considered in the downgrade.  The adjustment makes the S&P ratings similar to those of Moody's which remained unchanged in the quarter.

The Company remains in compliance with the covenants under its revolving operating facility and bond indentures.  For the first time in 11 quarters, the Company exceeded the 2.0:1 threshold on the consolidated fixed charge ratio under the bond indentures.  While not constituting a default while the Company remained below this threshold it was prohibited from incurring additional debt outside the existing debt facilities.

The Company continues to be subject to restrictions on paying dividends under its senior notes.  The restriction on certain payments, defined in the note indentures, is principally based on changes in shareholders' equity.  With the Company's accumulated losses since 2002, the Company is not currently permitted, under its 8.625% senior note indenture, to pay dividends.  The Company expects that once it is consistently generating net earnings the restriction will be removed

Financial instruments

The Company uses derivative financial instruments to reduce its exposure to foreign currency and price risk associated with its revenues, energy costs and long-term debt.  The Company also uses interest rate swaps to increase its exposure to floating rates.

Revenue risk management instruments

In respect of revenues, foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased Options		Sold Options		Forward Contracts
Term	US$Millions	Average Rate C$/US$	US$Millions	Average Rate C$/US$	US$Millions	Average Rate C$/US$
As at December 31, 2004
0 to 12 months	$422	1.2902	$362	1.3588	$49	1.2798
13 to 24 months	56	1.2882	56	1.3693	-	-
	$478	1.2900	$418	1.3602	$49	1.2798
As at December 31, 2003
0 to 12 months	$324	1.4477	$142	1.5756	$56	1.5764
13 to 24 months	105	1.3647	54	1.4539	9	1.5269
	$429	1.4273	$196	1.5421	$65	1.5695

The above contracts are designated as hedging instruments, except for US$138.0 million in the 0-12 month period of the current year.  The resulting foreign exchange translation gains and losses are recognized concurrently with the hedged revenue in "Sales".  At period-end exchange rates, the net amount that the Company would receive to settle the above contracts and options is $50.2 million, of which $14.2 million, associated with the non-hedging instruments, is included in "Sales" and "Prepaids and other". The hedging program improved the Company's sales by $24.6 million and $68.4 million, for the three months and twelve months ended December 31, 2004, respectively.

At December 31, 2004, no price hedging instruments were outstanding in respect of pulp and paper products sold.

In respect of long-term debt, the Company has forward foreign exchange contracts to acquire U.S. dollars totalling US$115.5 million over a three-year period at rates averaging C$1.5753/US$.  These instruments are not designated as hedging instruments for accounting purposes and are reported under "Other long-term obligations" on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in "Foreign exchange gain on translation of long-term debt".   At period-end exchange rates, the net amount the Company would pay to settle these contracts is $41.7 million.

Cost risk management instruments

In respect of costs, oil and gas contracts outstanding were as follows:

	Oil Contracts		Gas Contracts
Term	Barrels ("bbls") (000's)	Average Rate US$/bbl	Gigajoules ("Gj") millions	Average Rate US$/Gj
As at December 31, 2004
0 to 12 months	125	$20.85	0.6	$5.58
13 to 36 months	80	32.34	-	-
	205	$25.33	0.6	$5.58
As at December 31, 2003
0 to 12 months	317	$23.24	1.6	$3.89
13 to 36 months	60	24.07	-	-
	377	$23.37	1.6	$3.89

The above contracts are not designated as hedging instruments for accounting purposes and are reported under "Prepaids and other" on the balance sheet at their fair value.  Changes in fair value are recognized in "Cost of sales".  At period-end swap rates, the net amount the Company would receive to settle these swaps is $3.8 million, $3.5 million of which is included in "Cost of sales" and "Prepaids and other".

Interest rate swaps

The Company has entered into fixed-to-floating interest rate swaps on US$30 million, under which it will receive a fixed rate of 7.375% and pay a floating rate averaging the U.S. six month LIBOR rate plus 1.97%.  The December 31, 2004 LIBOR rate was 2.78%.  The swaps mature March 1, 2014, and are cancellable at the counterparties' option between March 1, 2009, and March 1, 2014 for premiums which mirror the call premiums on the 7.375% senior notes.  These instruments are designated as hedging instruments.  At period-end rates, the net amount the Company would receive to settle these contracts is $1.4 million.

III

RELATED PARTY TRANSACTIONS

In the normal course of business the Company engages in numerous transactions with Norske Skogindustrier ("Norske Skog"), a significant shareholder, together with its subsidiaries and affiliates.  In addition the Company acquired from wholly owned subsidiaries of Fletcher Challenge Limited, a major shareholder up to July 28, 2000, companies with available tax losses.  The purchase price for these companies is subject to adjustment under certain conditions.  In addition to the $19.3 million amount recorded as at December 31, 2003, the Company recorded a further adjustment of $7.1 million in the second quarter of 2004, reflecting a reduction to the purchase price.  The Company collected the receivable of $26.6 million (including an interest adjustment of $0.2 million) in the third quarter.

IV

CONTRACTUAL OBLIGATIONS

There were no material changes in the contractual obligations that are outside the ordinary course of the Company's business during the quarter.  A summary of the Company's contractual obligations can be found on page 38 of the 2003 Annual Report.

V

CRITICAL ACCOUNTING POLICIES AND JUDGMENTAL MATTERS

The critical accounting policies and judgmental matters specified in the Company's annual MD&A remain substantially unchanged.  A summary can be found on pages 38 and 39 of the 2003 Annual Report.

VI

CHANGES IN ACCOUNTING POLICIES

Effective fiscal 2004, the Company adopted the following new pronouncements issued by the Canadian Institute of Chartered Accountants ("CICA"):

(a)

Accounting Guideline 13, Hedging Relationships, and the Emerging Issues Committee's ("EIC") Consensus, EIC-128, Accounting for Trading, Speculative, or Non-hedging Derivative Financial Instruments

The new standards implement requirements related to the identification, designation, documentation, and effectiveness of hedging relationships.  The new standards have been applied on a prospective basis to all instruments existing on, or entered into after, January 1, 2004.  Under the new guidance, derivative financial instruments for which hedge accounting is not applied are recorded on the consolidated balance sheet at fair value, with unrealized changes in fair value recorded to the consolidated statement of earnings.  Upon adoption, the Company discontinued hedge accounting for certain derivative instruments which were either no longer eligible for hedge accounting under the new guideline, or which the Company elected not to formally designate as hedges.

(b)

Section 3110, Asset Retirement Obligations

The new standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset.  The adoption of this new standard had no material impact on the Company's consolidated financial statements for the three months and twelve months ended December 31, 2004.

(c)

Section 3063, Impairment of Long-Lived Assets

The new standard requires entities to recognize an impairment loss when an event or change in circumstances occurs that results in the carrying amount of a long-lived asset exceeding the sum of the undiscounted cash flows expected to result from its use and eventual disposition.  The impairment loss is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value.  The adoption of this new standard had no impact on the Company's consolidated financial statements for the three months and twelve months ended December 31, 2004.

(d)

Section 3870, Stock-Based Compensation and Other Stock-Based Payments

The amended recommendations require the use of a fair-value based approach for the accounting of stock-based compensation awards granted to employees.  Under the fair-value based method, compensation cost is measured at fair value at the date of the grant, and is expensed over the award's vesting period.  Upon adoption, the Company recorded an expense for stock-based compensation plans in the current twelve-month period and applied the standard retroactively without restatement to the prior periods.  The Company made an adjustment of $2.6 million to the opening balances of retained earnings and contributed surplus of the current period to reflect the cumulative effect of applying the fair-value based method to all employee stock options granted on or after January 1, 2002.

(e)

EIC-141, Revenue Recognition; EIC-142, Revenue Arrangements with Multiple Deliverables; EIC-143, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts

The Company recognizes revenues upon shipment when the significant risks and rewards of ownership are transferred to the customer.  Title of the products is typically transferred to the customers at the time of shipment and payment is based on agreed prices and credit terms contained on sales invoices.  Customers have no contractual right of return.

The new recommendations summarize the principles set as interpretative guidance on the application of Handbook section 3400, "Revenue".  EIC-141 presents the criteria that must be met before revenue can be recognized.  EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities for a given customer. EIC-143 considers the issue of how revenue and costs from a separately priced extended warranty or product maintenance contract should be recognized.  The application of these accounting treatments had no impact on the Company's consolidated financial statements for the three months and twelve months ended December 31, 2004.

(f)

Section 1100 - Generally Accepted Accounting Principles

The new section, among other recommendations, more clearly defines alternate sources of GAAP when a matter is not explicitly addressed by primary sources of GAAP.  As a result, distribution costs were reclassified from net sales to cost of sales which increased sales and cost of sales for the three and twelve-month period ended December 31, 2003 by $54.9 million and $229.3 million respectively.  Historically, the Company consistent with other issuers in the forest industry, recorded distribution costs as a deduction from sales.  The Company now relies on the alternate source of GAAP and records the distribution costs as operating expenses.  The application of this section had no impact on the Company's net earnings.

(g)

Section 3461 - Employee Future Benefits - Additional Disclosures

In March 2004, the CICA Handbook Section 3461, "Employee Future Benefits" ("Section 3461"), was amended for fiscal years ending on or after June 30, 2004.  The amendments prescribe additional disclosure requirements for defined benefit pension plans and other employee future benefits.  Effective June 30, 2004, the Company adopted the new disclosure requirements of Section 3461.  The Company's consolidated financial statements reflect these new disclosures prescribed by Section 3461.

VII

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING
FUTURE PERIODS

Accounting Guideline 15, Consolidation of Variable Interest Entities("AcG-15")

During 2004, the CICA issued AcG-15 which prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity ("VIE").  AcG-15 requires that an enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE's expected losses, receive the majority of its expected residual returns, or both.  AcG-15 applies to annual and interim periods beginning on or after November 1, 2004.  The Company will adopt the new guideline effective January 1, 2005 and does not expect this guideline to have a material impact on its financial statements.

VIII

SUMMARY OF QUARTERLY RESULTS

	2003				2004
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales[1]	$445.5	$440.5	$473.7	$460.8	$454.5	$479.6	$466.8	$477.3
Net earnings (loss)	(24.8)	(18.3)	(28.1)	(13.3)	(46.3)	(24.0)	28.0	13.7
Net earnings (loss) per share - basic and diluted	$(0.12)	$(0.09)	$(0.14)	$(0.06)	$(0.22)	$(0.11)	$0.13	$0.06

1

Comparative figures have been restated to reflect the reclassification of distribution costs.

In Q1, 2004, the net loss decreased by $33.0 million ($0.15 per common share) compared to Q4, 2003 due to a decrease in the after-tax foreign exchange gain arising from the translation of U.S. dollar debt of $20.1 million, the Elk Falls recovery boiler upgrade, and the Crofton pulp annual maintenance shut down.

In Q2, 2004, the $22.3 million ($0.10 per common share) improvement in the net loss compared to Q1, 2004 primarily related to lower maintenance spending, increased transaction prices, and performance improvement initiatives.

In Q3, 2004, the $52.0 million ($0.24 per common share) improvement in net earnings compared to Q2, 2004 was largely due to an increase in the after-tax foreign exchange gain arising from the translation of U.S. dollar debt of $44.8 million and additional costs savings from performance improvement initiatives.

In Q4, 2004, the $14.3 million ($0.07 per common share) decrease in net earnings compared to Q3, 2004 was largely due to a decrease in the after-tax foreign exchange gain arising from the translation of U.S. dollar debt of $8.4 million, the adverse impact on revenues of the strengthening Canadian dollar, and softening pulp prices.

IX

RECONCILIATION OF EBITDA TO NET EARNINGS (LOSS)

Although EBITDA is a non-GAAP measure, the Company believes it is a useful indicator of operating performance. Consequently, the following table reconciles the Company's EBITDA to net earnings (loss):

	2003				2004
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
EBITDA	$11.8	$9.6	$26.1	$30.8	$7.4	$43.8	$56.3	$45.3
Amortization	(47.3)	(48.0)	(47.4)	(47.2)	(45.0)	(46.4)	(46.3)	(46.4)
Foreign exchange gain (loss) on translation of long-term debt	15.5	23.7	0.7	18.3	(6.2)	(13.0)	41.5	31.2
Write-down of fixed assets	-	-	-	(14.2)	-	-	-	-
Loss on repayment of long-term debt	-	-	-	-	(5.2)	-	-	-
Other income (expense), net	0.3	(0.3)	(1.3)	(2.6)	(0.2)	2.4	(0.1)	(0.9)
Interest expense, net	(17.3)	(17.6)	(20.0)	(20.1)	(19.4)	(19.5)	(18.8)	(17.2)
Income tax (expense) recovery	12.2	14.3	13.8	21.7	22.3	8.7	(4.6)	1.7
Net earnings (loss)	$(24.8)	$(18.3)	$(28.1)	$(13.3)	$(46.3)	$(24.0)	$28.0	$13.7

X

OUTLOOK

The economic recovery in North America is expected to continue in 2005.  Generally, printing and writing paper markets are projected to remain strong. In addition, Canadian producers remain under extreme pressure to counter the negative impacts of the strengthening Canadian dollar and escalating energy costs, further increasing the likelihood of additional price increase announcements in the coming months.

The Company will continue its focus on cost reduction, efficiency improvements, and product development to maximize profitability in a challenging economic environment.  The value of the Canadian dollar is expected to continue to be a key factor through 2005.  The economic impact of the stronger Canadian dollar was a key determinant in the Company's decision to indefinitely curtail 140,000 tonnes of newsprint production commencing in the first quarter of 2005.

In specialty markets, order books remain full well into the first quarter of 2005, with prices for customers reflecting fall price increases.  Coated paper markets are expected to support gradual price increases over the balance of 2005.  Demand for uncoated grades is expected to continue strengthening as rising coated paper costs drive cost conscious buyers to uncoated groundwood grades such as soft-calendered and MF hi-brites.  Market commentators anticipate that many uncoated specialty grades should record healthy price increases, particularly for the higher-value grades.    For directory, contract prices in 2005 will reflect modest price gains, while the spot market is expected to support higher prices in the first quarter.

Consumption of newsprint in North America remains a concern.  However, due to its ability to switch grades, the Company is well positioned to take advantage of either a recovery or any continuation of reduced consumption.  A US$35 per tonne price newsprint increase has been announced by major producers for March 1, 2005.  Rising prices in uncoated groundwood grades are also likely to be a positive factor in this market as commercial printers consider switching to lower cost newsprint grades.

Capital projects completed during 2004 have positioned the Company to produce 60,000 tonnes of Electrastar and 80,000 tonnes of Electraprime by the end of 2005, an increase of approximately 40,000 tonnes in these super hi-brite grades.

For pulp products, improved demand is expected from the U.S. and Western Europe as well as certain parts of Asia where re-stocking is underway.  This should result in modest price improvements in 2005.  New hardwood capacity in 2005 would indicate that a significant price gap between NBSK and hardwood is likely to persist.

As the Company moves into periods of sustainable, stronger cash flow, it expects to expand its high return capital spending initiatives while maintaining tight control over its cash.  The Company expects to spend approximately $120 million on capital projects in 2005.  As in the previous year, the Company will complete the majority of its annual planned maintenance on its pulp and paper facilities in the first and second quarters, respectively.  Earnings in those segments will be impacted as a result.

XI

RISKS AND UNCERTAINTIES

The Company produces and markets products that are sold globally.  The Company seeks to differentiate its product lines from those of other producers by supplying specialty products that add value for customers.  However, the operating environment is subject to uncertainties, many of which are common to virtually all companies in the forest products industry in North America and also some that are more specifically applicable to the Company's operations based in British Columbia.

A discussion of the principal uncertainties to which the Company is subject follows.

1.

The Business is of a Cyclical Nature and Product Prices May Fluctuate Significantly

The Company's markets are commodity-based and cyclical in nature.  Markets for the principal products are affected by fluctuations in supply and demand within each cycle, which in turn affects product prices.  Demand has historically been determined by the level of economic growth and has been very closely tied to overall business activity and personal income.  The Company's earnings are sensitive to price changes for its principal products, with the effect of price changes on newsprint and specialty grades being the greatest.

2.

The Company Faces Significant Global Competition

Pulp and paper markets are highly competitive global commodity markets in which producers compete primarily on the basis of price.  A majority of the Company's production is directed to markets outside Canada, where Canadian producers generally compete with American, European, and Asian producers.  Many of the Company's competitors are larger and have greater financial resources than the Company and some of the mills operated by the Company's competitors are lower cost producers than the mills the Company operates.

3.

The Company Faces Risks Related to its International Sales

A significant portion of the Company's sales are outside Canada and the United States, and therefore the Company faces a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets, and fluctuations in foreign currencies.

Under the terms of sales and marketing agreements with affiliates of Norske Skogindustrier ASA, a significant shareholder, either party on six months notice may terminate each of these contracts.  If any of these contracts are terminated, the Company will be required to replace the sales agent or distributor within the six-month notice period in order to minimize disruption to sales activities in the relevant market.

4.

The Company is Subject to Risks of Exchange Rate Fluctuations

The Company's profitability is subject to fluctuations in foreign currencies, particularly the U.S. dollar, which is the currency in which most sales are denominated.  Fluctuations in foreign currencies affect the Company's competitive position in world markets.  Apart from the value of the Canadian dollar relative to the U.S. dollar, the Company's competitiveness in world markets is also affected by the relative strength of the currencies of other producing countries.  The Company is also exposed to currency exchange risk on debt denominated in U.S. dollars, including its 7.375% and 8.625% notes.

Under a Board-approved foreign exchange risk management program, the Company manages a portion of its currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S. dollar denominated debt.

5.

The Company is Exposed to Fluctuations in the Cost and Supply of Wood Fibre and to Potential Aboriginal Title Claims that may also Affect the Supply of Wood Fibre

Since the Company has no significant timber holdings, operations are dependent on the supply of wood fibre from third parties, over half of which is provided by five suppliers.  The Company's fibre supply could be reduced as a result of events beyond its control, such as industrial disputes, natural disasters, material curtailments, or shutdown of operations by suppliers or the Company for market or other reasons.  Should the Company cease to be supplied with wood fibre under existing contracts, alternative sources of fibre at acceptable prices may not be readily available.

In addition, government regulations and aboriginal issues may also lower the supply of wood fibre.  The Province of British Columbia owns approximately 95% of all timberlands and could introduce legislation to reduce wood fibre supply.  Aboriginal groups have claimed aboriginal title over substantial portions of British Columbia, including areas where the forest tenures held by the Company's suppliers are situated.  Although the renewal of forest tenures held by the Company's suppliers will likely be adversely impacted by claims of aboriginal title, the specific impact cannot be estimated at this time.

6.

The Company Continues to be Affected by Aboriginal Groups' Claims of Aboriginal Title and Rights

The Company's ability to operate its manufacturing facilities will also be affected by aboriginal groups' claims of aboriginal title and rights.  The governments of Canada and British Columbia have established a formal process to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these land claims.  It is the policy of the governments that ownership of lands held in fee simple by third parties such as the Company will not be affected by treaty negotiations.  In the case of the Powell River mill, the site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by filing a claim in the Supreme Court of British Columbia.  While the Company and other industrial companies have been named as parties in the court proceeding along with the governments of Canada and British Columbia, no other steps have yet been taken against the Company in the proceeding.  Based on the history of similar proceedings, the Company expects that it would take many years before a final court decision could be rendered if the court proceeding were pursued.

Recent Supreme Court of Canada decisions have confirmed that the governments of Canada and British Columbia are obligated to consult with, and in certain circumstances, accommodate aboriginal groups whenever there is a reasonable prospect their decisions may affect aboriginal groups' rights or title.  This duty of consultation and accommodation may affect the Company's ability to obtain or amend necessary regulatory permits on a timely basis.

7.

The Company is Exposed to Fluctuations in Energy Costs

The Company is a significant consumer of electrical power and fossil fuels.  The majority of the Company's fossil fuels, particularly oil and natural gas are purchased on the spot market, which can fluctuate significantly depending on various external factors.  A portion of the Company's exposure to fluctuating fossil fuel prices is managed through the use of financial derivatives and physical supply contracts, under a Board-approved energy program.

The Government of British Columbia regulates the Company's electricity supply contracts and, although there have been no fluctuations in the terms of the contracts, future changes could have a significant impact on the Company's earnings.  In November 2004, the Province's electricity regulator, the B.C. Utilities Commission, approved a 4.85% rate increase effective April 1, 2004, with an additional 0.3% to be applied commencing April 1, 2005.

8.

The Company is Occasionally Party to Legal Proceedings

In the ordinary course of business, the Company occasionally will become party to legal proceedings, generally related to contract disputes and employment law.  As at December 31, 2004, the final results of currently ongoing legal proceedings, while not immediately determinable, are not expected to have a material effect on financial results.

The Company and certain of its affiliates have been named, together with a number of other paper producers, in several United States class action lawsuits alleging an ongoing conspiracy to fix prices of magazine and other publication papers.  These suits have been triggered by a European Commission investigation into possible anti-competitive practices by certain European paper producers.  The Company believes there is no merit to the allegations, but will nevertheless incur related costs to defend itself.

9.

The Company Recorded Losses for Eleven Consecutive Quarters

While the Company recorded net income in the current and previous quarter ended September 30, 2004, a net loss had been incurred in each of the eleven quarters up to and including the quarter ended June 30, 2004.  These losses have arisen primarily as a result of adverse market conditions.  Should market conditions deteriorate again to a greater extent, the Company may, over time, need to rely to a greater extent on its revolving operating facility and, if necessary, additional sources of funding.

10.

The Company's Debt May Impair its Financial and Operating Flexibility

The Company has a significant amount of debt, and debt agreements contain various restrictive and financial covenants.  The Company's ability to pay interest on, and to satisfy, its debt obligations will depend upon the Company's future operating performance and its ability to obtain additional debt or equity financing, when necessary.  Prevailing economic conditions and financial, business, and other factors beyond the Company's control may affect its ability to make these payments.  In addition, the Company's debt level may limit its ability to obtain additional financing and increase its vulnerability to interest rate fluctuations.  Should the challenging market conditions continue, the Company may, over time, have to rely to a greater extent on its revolving operating loan and, if necessary, additional sources of funding.

11.

The Company is Subject to Significant Environmental Regulation

The Company's operations are subject to a wide range of general and industry specific environmental laws and regulations related to waste management.  The costs of compliance with such laws and regulations can be significant.  The Company continually monitors its environmental performance and believes that its facilities are operating in substantial compliance with environmental laws and regulations.

12.

Labour Disruptions Could Have a Material Adverse Effect on the Business

Many of the Company's suppliers and service providers are unionized.  Strikes or work stoppages by members of those unions could result in a significant disruption of operations or higher operating costs, which could have a material adverse effect on the business.

XII

OUTSTANDING SHARE DATA

At February 1, 2005, the Company had 214,604,120 common shares issued and outstanding.

Additional information about the Company including the 2003 Annual Information Form is available on the Company's website www.norskecanada.com, or the Canadian Securities Administrator's electronic filing website www.sedar.com.